Exhibit 99.1

Annual General Meeting of Mynaric AG of July 14, 2022

Declared Voting Results

	Agenda item	Valid Votes Cast (for/ against)	In % of the Share Capital	Votes For the Resolution	In % of the Share Capital	Votes Against the Resolution	In % of the Share Capital	Decision
2	Resolution on the discharge of the members of the Management Board for the financial year 2021	1,252,639	22.16	1,068,119	85.27%	184,520	14.73	Approved
3	Resolution on the discharge of the members of the Supervisory Board for the financial year 2021	1,511,791	26.75	1,280,832	84.72	230,959	15.28	Approved
4	Resolution on the election of the auditor of the annual financial statements and the consolidated financial statements for the financial year 2022	1,512,158	26.75	1,469,335	97.17	42,823	2.83	Approved
5	By-elections to the Supervisory Board
	a) Hans Königsmann	1,512,861	26.77	1,299,008	85.86	213,853	14.14	Approved
	b) Vincent Wobbe	1,511,758	26.75	1,018,506	67.37	493,252	32.63	Approved
6	Resolution on the approval of the remuneration system for the Management Board	1,506,774	26.66	1,015,209	67.38	491,565	32.62	Approved
7	Resolution on the confirmation of the remuneration of the members of the Supervisory Board	1,511,917	26.75	1,405,948	92.99	105,969	7.01	Approved
8	Resolution on the approval of the remuneration report	1,511,199	26.74	1,408,809	93.22	102,390	6.78	Approved
9	Resolution on an amendment to the Articles of Association in para. 2 and para. 4 of section 9 (Composition and Term of Office) to make flexible the terms of office of Supervisory Board members and to adjust the majority requirements for by-elections to the Supervisory Board	1,511,976	26.75	1,505,197	99.55	6,779	0.45	Approved
10	Resolution on the conversion of bearer shares to registered shares, the adjustment of conditional capital and authorized capital, and on corresponding amendments to the Articles of Association	1,511,995	26.75	1,500,807	99.26	11,188	0.74	Approved
11	Resolution on the cancellation of the Conditional Capital 2017 and a corresponding amendment to section 4 (Share Capital) of the Articles of Association	1,511,854	26.75	1,504,802	99.53	7,052	0.47	Approved
12	Resolution on the cancellation of the existing authorized capital (Authorized Capital 2021/I), the creation of new authorized capital with the option to exclude subscription rights (Authorized Capital 2022/I) and a corresponding amendment to section 4 (Share Capital) of the Articles of Association	1,512,059	26.75	1,285,549	85.02	226,510	14.98	Approved
13	Resolution on the cancellation of the existing authorization of the Management Board to issue convertible bonds and/or bonds with warrants and the corresponding conditional capital (Conditional Capital 2021/I), the granting of a new authorization to issue convertible bonds and/or bonds with warrants with possible exclusion of subscription rights, on the creation of Conditional Capital 2022/I and the corresponding amendment to section 4 (Share Capital) of the Articles of Association	1,512,069	26.75	1,288,663	85.23	223,406	14.77	Approved
14	Resolution on the granting of an authorization pursuant to section 71 para. 1 no. 8 AktG on the acquisition and on the use of treasury shares with possible exclusion of offer and subscription rights	1,507,035	26.66	1,449,447	96.18	57,588	3.82	Approved
15	Resolution on a further authorization to grant subscription rights to members of the Management Board of the Company under a new stock option plan and creation of a new conditional capital (Conditional Capital 2022/II and corresponding amendment to section 4 (Share Capital) of the Articles of Association)	1,472,921	26.06	1,292,793	87.77	180,128	12.23	Approved
16	Resolution on the creation of a new authorized capital with the option to exclude subscription rights (Authorized Capital 2022/II) and a corresponding amendment to section 4 (Share Capital) of the Articles of Association	1,511,771	26.75	1,332,028	88.11	179,743	11.89	Approved